Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the Fourth Quarter and Fiscal Year ended

December 31, 2014

RISHON LEZION, Israel, March 19, 2015 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS") (BOSC), a leading Israeli provider of RFID and supply chain solutions to enterprises, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2014.

Avidan Zelicovsky, BOS' president, stated: "We ended year 2014 with a non-GAAP loss of $30,000, thus slightly missing our 2014 projection of net profit on a non-GAAP basis. Year 2014 saw higher than expected bad debt and inventory write-offs, particularly in the fourth quarter, which adversely affected the results of our Supply Chain division. According to our analysis we do expect significant improvement in the performance of the Supply Chain division in year 2015".

Yosi Lahad, BOS' Chairman of the Board, since January 2015, stated:. Our targets for year 2015 are to improve the performance of the Supply Chain division and to expand our RFID and Mobile product offerings, possibly also through acquisitions. BOS met its projection for non GAAP profit, through the years 2011-2013 and slightly missed its 2014 projection (by $30,000). BOS is now well positioned to explore growth opportunities, and we project a GAAP profit in year 2015."

Eyal Cohen, BOS' CFO added: "Our financial position continued to improve in 2014. The outstanding balance of our loans, net of cash and cash equivalents, was reduced to $3.5 million as of December 31, 2014, from $6.5 million as of December 31, 2013. We plan to raise additional equity during year 2015 to support our growth plan and further reduce debt. We expect that among the investors there will be corporate investors and certain members of management."

Conference Call
BOS will host a conference call on Monday, March 23, 2015 at 10 a.m. EDT - 4:00 p.m., Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing + 972-3-9180644, approximately five to ten minutes before the call start time.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS's website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Use of Non-GAAP Financial Information
BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements
The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Revenues	$27,601	$25,903	$6,678	$7,056
Cost of revenues	22,556	20,872	5,675	5,583
Gross profit	5,045	5,031	1,003	1,473

Operating costs and expenses:
Sales and marketing	3,043	2,924	715	793
General and administrative	1,882	1,523	531	488
Total operating costs and expenses	4,925	4,447	1,246	1,281

Operating profit (loss)	120	584	(243)	192
Financial expenses, net	(444)	(549)	(61)	(134)
Other expenses, net	(1)	(22)	-	-
Income (loss) before taxes on income	(325)	13	(304)	58
Tax on income	(108)	(13)	(69)	(15)
Net Income (loss)	$(433)	$-	$(373)	$43

Basic and diluted net income (loss) per share	$(0.30)	$-	$(0.22)	$0.04

Basic weighted average ordinary shares outstanding (in thousands)	1,449	1,172	1,690	1,201
Diluted weighted average ordinary shares outstanding (in thousands)	1,449	1,172	1,690	1,217

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2014	December 31, 2013
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,522	$1,005
Restricted bank deposits	216	-
Trade receivables	6,144	8,137
Other accounts receivable and prepaid expenses	490	819
Inventories	2,843	3,718

Total current assets	11,215	13,679

LONG-TERM ASSETS:
Restricted bank deposits	263	486
Other assets	35	35

Total long-term assets	298	521

PROPERTY, PLANT AND EQUIPMENT, NET	556	689

OTHER INTANGIBLE ASSETS, NET	70	176

GOODWILL	4,122	4,122

Total assets	$16,261	$19,187

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$4,297	$5,426
Current maturities of long term loans	570	926
Trade payables	4,468	6,232
Employees and payroll accruals	389	433
Deferred revenues	621	665
Accrued expenses and other liabilities	236	406

Total current liabilities	10,581	14,088

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	190	1,146
Accrued severance pay	127	159
Deferred capital gain	66	91

Total long-term liabilities	383	1,396

SHAREHOLDERS' EQUITY	5,297	3,703
Total liabilities and shareholders' equity	$16,261	$19,187

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in thousands, except per share amounts)

	Three months ended December 31,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$6,678	$-	$6,678	$7,056
Gross profit	1,003		1,003	1,473
Operating profit (loss)	(243)	(a) 26 (b) 66	(151)	301
Financial expenses, income tax and others	(130)	(b) 4	(126)	(149)
Net income (loss)	$(373)	$96	$(277)	$152

	Year ended December 31,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$27,601	$-	$27,601	$25,903
Gross profit	5,045		5,045	5,031
Operating profit	120	(a) 105 (b) 283	508	977
Financial expenses, income tax and others	(553)	(b) 15	(538)	(562)
Net income (loss)	$(433)	$403	$(30)	$415

Notes to the reconciliation:

a - Amortization of intangible assets.

b - Stock based compensation.

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CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Twelve months ended December 31,		Three months ended December 31,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)

Operating Profit (loss)	$120	$584	$(243)	$192
Add:
Amortization of intangible assets	105	182	26	46
Stock based compensation	283	211	66	63
Depreciation	164	173	35	42
EBITDA	$672	$1,150	$(116)	$343

	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated
	Twelve months ended December 31, 2014				Three months ended December 31, 2014

Revenues	$11,330	$16,318	$(47)	$27,601	$2,948	$3,747	$(9)	$6,678

Gross profit	$2,865	$2,180	$-	$5,045	$666	$337	$-	$1,003

	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Inter company	Consolidated
	Twelve months ended December 31, 2013				Three months ended December 31, 2013

Revenues	$10,451	$15,496	$(44)	$25,903	$3,272	$3,785	$(1)	$7,056

Gross profit	$2,882	$2,149	$-	$5,031	$889	$584	$-	$1,473

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